UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) held an Extraordinary General Meeting of Shareholders on October 16, 2018. The Company’s shareholders approved and adopted all matters submitted to them at the Extraordinary General Meeting, which matters are described in the Company’s report on Form 6-K dated September 4, 2018.

The results of votes on the matters submitted to the General Meeting of Shareholders are as follows:

1.
Ratification of the co-optation by the Board of Directors of the Company on August 2, 2018 of Ms. Kerry Galvin as Director of the Company and appointment of Ms. Kerry Galvin as Director of the Company for a term ending on the date of the annual general meeting of shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

For	Against	Abstentions
42,197,898	1,623,418	17,392

2.
Appointment of Mr. Jack Clem as Director of the Company for a period ending at the general meeting of shareholders approving the Company’s annual accounts for the financial year ending December 31, 2019.

For	Against	Abstentions
39,846,697	3,974,618	17,392

3.
Appointment of Mr. Corning Painter as Director of the Company for a period ending at the general meeting of shareholders approving the Company’s annual accounts for the financial year ending December 31, 2019.

For	Against	Abstentions
42,436,570	1,384,729	17,408

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: October 16, 2018